United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-31983

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. 401(k) and Pension Plan
c/o Garmin International, Inc.
1200 East 151st Street
Olathe, KS 66062

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.
P.O. Box 10670
45 Market Street, Suite 3206B
Gardenia Court, Camana Bay
Grand Cayman KY1-1006
Cayman Islands

Garmin International, Inc.
401(k) and Pension Plan

Financial Statements and
Supplemental Schedule

December 31, 2007 and 2006, and the
Year Ended December 31, 2007

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions, which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations, and leases in default or uncollectible are not presented, since such loans, fixed income obligations, or leases that are required to be listed in the respective schedule are not present.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Garmin International, Inc.
401(k) and Pension Plan

We have audited the accompanying statements of net assets available for benefits of the Garmin International, Inc. 401(k) and Pension Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsi-bility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Earnst & Young LLP
Kansas City, Missouri
June 26, 2008

Garmin International, Inc.
401(k) and Pension Plan

Statements of Net Assets
Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$149,515,501	$105,920,487

Receivables:
Employer contributions	1,209,287	969,872
Employee contributions	976,151	738,550
Total receivables	2,185,438	1,708,422
Net assets available for benefits at fair value	151,700,939	107,628,909

Adjustment from fair value to contract value for interest
in fully benefit responsive investment contracts in
common collective trust	(18,919)	22,807
Net assets available for benefits	$151,682,020	$107,651,716

See accompanying notes.

Garmin International, Inc.
401(k) and Pension Plan

Statement of Changes in Net Assets
Available for Benefits

Year Ended December 31, 2007

Additions
Dividends and interest income	$7,953,660

Contributions:
Employee contributions	9,634,502
Employer contributions	11,046,402
Rollover contributions	3,767,825
24,448,729

Total additions	32,402,389

Deductions
Distributions to participants	(3,094,851)
Administrative expenses	(59,751)
(3,154,602)

Net appreciation in fair value of investments (Note 3)	14,782,517
Net increase	44,030,304

Net assets available for benefits at beginning of year	107,651,716
Net assets available for benefits at end of year	$151,682,020

See accompanying notes.

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The Garmin International, Inc. 401(k) and Pension Plan (the Plan) is a contributory defined contribution plan available to full-time employees who are at least 21 years of age and have completed three months of service with Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. Participants are permitted to enter the Plan after meeting eligibility requirements on either January 1 or July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code (the Code) maximum limitations. The Company matches 75% of an employee’s contributions up to 10% of the employee’s compensation. Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company’s Board of Directors.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants become fully vested in employer matching contributions to the Plan after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. Participants become fully vested in discretionary profit-sharing contributions after seven years of continuous service. The vesting percentages are as follows: 0% through two years of service, 10% after two years, 20% after three years, 40% after four years, 60% after five years, 80% after six years, and 100% after seven years. The nonvested portions of terminated participants’ account balances are forfeited, and such forfeitures serve to reduce future employer contributions. The Plan retained $178,006 in forfeitures at December 31, 2007, and $215,139 at December 31, 2006. Upon termination of employment or at retirement age, a participant may receive either a lump-sum amount equal to the value of the participant’s vested account balance, or the Plan will purchase an annuity with the lump-sum amount.

Participants may borrow from the Plan in the form of a loan. The loan is limited to the amount the participant may borrow without the loan being treated as a taxable distribution. The loan and any outstanding loan balance may not be more than 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. Money Purchase Pension Plan (the MPP) contribution balances, or $50,000, whichever is less. The vested account provides the security for the loan, and the participant’s account may not

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

be used as security for a loan outside of the Plan. Additionally, loans must be repaid with interest within five years from the date of the loan unless the loan is used to buy the participant’s principal residence. The loan may be repaid before it is due.

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. 401(k) and Pension Plan. Copies of the Summary Plan Description are available from the plan administrator.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts (other than the T. Rowe Price Stable Value Fund) is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

common collective trust as well as the adjustment from fair value to contract value for fully benefit responsive investment contracts. The fair value of the Plan’s interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

3. Investments

All investment information disclosed in the accompanying financial statements and schedules including investments held at December 31, 2007 and 2006, the adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2007 and 2006, and net appreciation in fair value of investments and investment income for the year ended December 31, 2007, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by T. Rowe Price Trust Company, the trustee of the Plan.

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2007 and 2006. During 2007, the Plan’s investments (including investments bought and sold, as well as held, during the year) increased in fair value by $14,782,517 as presented in the following table:

Garmin Ltd. common stock	$13,756,144
Mutual funds	1,026,373
$14,782,517

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2007	2006
Fair value as determined by quoted market price:
Oakmark Equity and Income Fund	$10,198,687	$8,742,197
T. Rowe Price Equity Index Trust	–	8,125,218
Garmin Ltd. common stock	39,373,762	22,602,180
T. Rowe Price Equity Income Fund	10,468,370	7,283,640
T. Rowe Price Growth Stock Fund	8,233,372	–
Vanguard Institutional Index Fund	9,147,665	–

4. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 27, 2002, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

The Company pays certain administrative costs and provides certain accounting and adminis-trative services to the Plan for which no fees are charged.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Subsequent Events

The Plan held approximately 26% of its assets in Garmin Ltd. stock at year-end. As of May 30, 2008, the stock price for the Garmin Ltd. stock decreased approximately 50% from its market price at December 31, 2007.

Supplemental Schedule

Garmin International, Inc.
401(k) and Pension Plan

EIN #48-1088407 Plan #001

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2007

	Number
	of Shares	Fair
Identity of Issuer	or Units	Value

Columbia Acorn Fund	179,621	$5,318,577
Old Mutual Real Estate Fund	166,715	1,508,773
Oakmark Equity and Income Fund	379,413	10,198,687
Oakmark International Fund	175,416	3,674,977
Oppenheimer International Growth Fund	147,936	4,597,839
Lord Abbett Mid-Cap Value Fund	83,508	1,550,737
Garmin Ltd. common stock*	405,915	39,373,762
PIMCO Total Return Fund	162,053	1,732,346
T. Rowe Price Stable Value Fund*	3,182,117	3,201,037
T. Rowe Price Mid-Cap Value Fund*	150,208	3,373,681
T. Rowe Price New Income Fund*	340,804	3,080,869
T. Rowe Price Prime Reserve Fund*	4,623,788	4,623,788
T. Rowe Price Small-Cap Value Fund*	83,340	2,993,559
T. Rowe Price Mid-Cap Growth Fund*	116,444	6,715,346
T. Rowe Price Small-Cap Stock Fund*	77,889	2,367,047
T. Rowe Price Equity Income Fund*	372,540	10,468,370
T. Rowe Price Growth Stock Fund*	244,604	8,233,372
T. Rowe Price Retirement Income Fund*	5,329	70,880
T. Rowe Price Retirement 2010 Fund*	75,732	1,227,608
T. Rowe Price Retirement 2020 Fund*	338,692	6,008,404
T. Rowe Price Retirement 2030 Fund*	341,737	6,510,094
T. Rowe Price Retirement 2040 Fund*	371,043	7,124,034
Vanguard Institutional Index Fund	68,195	9,147,665
Vanguard Small Cap Index Fund	12,436	405,160
Vanguard Mid Cap Ind-Signal	54,163	1,606,464
Lazard Emerging Markets Portfolio	130,259	3,110,578
Loans to participants, interest rates from 4.5% to
8.75%, maturities through September 26, 2037	–	1,291,847
		$149,515,501

*Indicates party in interest to the Plan.